PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

June 17, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:Kannalife, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 23, 2019

File No. 333-227736

Ladies and Gentlemen:

On behalf of our client, Kannalife, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 7, 2019, relating to Amendment No. 4 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 5 and a copy marked to show all changes from Amendment No. 4 filed on May 23, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 4 filed on May 23, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 5.

Our Business, page 1

1.We note your response to prior comment 1. With respect to the published articles you reference on pages 1 and 2, please revise your disclosure to clarify that the principal investigators and primary authors of these studies are employed by or affiliated with your company.  To provide context to the highlighted preclinical test results, and to balance your Summary presentation, also revise the third paragraph on page 1 to explain that safety and efficacy determinations are within the sole authority of the FDA, or comparable foreign regulatory bodies, and that KLS-13019 will require future clinical testing.

In response to the Staff’s comment, the Company has revised its disclosures on Page 1 and elsewhere to clarify that that the principal investigators and primary authors of referenced studies are employed by or affiliated with the Company and to explain that safety and efficacy determinations are within the sole authority of the FDA, or comparable foreign regulatory bodies, and that KLS-13019 will require future clinical testing.

Securities and Exchange Commission

June 17, 2019

2.Please refer to prior comment 2 which asked that you revise the Business section (i.e., pages 42 to 73) to discuss the pre-clinical studies that you highlighted on page 2 in the Summary section.  Accordingly, please revise to move the newly added disclosure from your Summary section to the Business section.  In this regard, your Summary should provide a brief overview of the key aspects of the offering and not include detailed, technical disclosures concerning scientific testing.  For guidance, refer to Item 503(a) of Regulation S-K.

In response to the Staff’s comment, has revised its disclosures on Page 1 and elsewhere to move the newly added disclosure from its Summary section to the Business section.

Management Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 82

3.We note your response to prior comment 7. Please revise the Liquidity and Capital Resources section to indicate, if true, that your marketable securities consist solely of MJNA common stock.  Also, tell us in your response letter whether the recent loss impairments to your MJNA holdings constitute a material trend impacting your funding plans.  If the impairments do constitute such a trend, then please revise your prospectus disclosure on page 82 to explain the trend and its impact.

In response to the Staff’s comment, the Company has revised its disclosures on page 84 to confirm that its marketable securities consist solely of MJNA common stock.  The Company supplementally advises the Staff that the recent loss impairments to is MJNA holdings do not constitute a material trend impacting its funding plans. As disclosed in the Registration Statement, even in the event that it was unable to sell the shares in MJNA, management believes that it can locate additional sources of capital to facilitate and carry out its business plan and the Company’s ability to conduct its business operations and clinical trials is not dependent on its ability to sell the Company’s shares in MJNA.

Notes to the Consolidated Financial Statements March 31, 2019 (Unaudited) Note 12. Marketable Security, page F-36

4.Please refer to your response to comment 8. Provide us support for your determination of realized loss on marketable security of $228,039 and unrealized loss on marketable security of $101,307 for the quarter ended March 31, 2019 as well as support for the corresponding amounts disclosed in Note 14. Subsequent Events. Refer to ASC 321-10- 50-4.

In response to the Staff’s comment, the Company has revised its disclosures on page F-36 to provide support for its determination of realized loss on marketable security of $228,039 and unrealized loss on marketable security of $101,307 for the quarter ended March 31, 2019 as well as support for the corresponding amounts disclosed in Note 14. Subsequent Events.

5.Please revise to clarify your reference to Note 2 in this note as we are unable to locate information on the marketable security in Note 2 of the March 31, 2019 interim financial statements.

In response to the Staff’s comment, the Company has revised its disclosures to remove reference to Note 2 in its interim financial statements and replace it with reference to Note 4.

General

6.In response to comment 9, to the extent the Company plans to rely on rule 3a-8, please expand your legal analysis under rule 3a-8 to explain how the Company fully meets the requirements in rule 3a-8(a)(4) (including the definition of “capital preservation investment” in rule 3a-8(b)(4)), rule 3a-8(a)(6)(iv), and  rule 3a-8(a)(7).  Concerning rule 3a-8(a)(4), please explain in detail why the Company’s investment in MJNA stock is a capital preservation investment, why it presents limited credit risk, and your analysis as to the liquidity of MJNA under the rule.  See Certain Research and Development Companies Investment Company Act Release No. 26077 (June 16, 2003), at 37048-49 [68 FR 37045] [June 20, 2003].  As to the requirements in rule 3a-8(a)(7), please specifically discuss how the Company’s investment in MJNA and contemplated liquidation of that investment would enhance (June 16, 2003) investor protection, as the board approved investment guidelines require.  Id. at 37048.

Securities and Exchange Commission

June 17, 2019

As we continue to consider your analysis of section 3(b)(1), please include additional detail as to the Company’s assessment of MJNA’s liquidity and treatment as a capital preservation investment.  Furthermore, we note that you state that the five-factor analysis satisfies the standards for an order pursuant to section 3(b)(2) of the 1940 Act.  To the extent the Company plans to submit an application for an order pursuant to section 3(b)(2), please do so according to the applicable provisions of the 1940 Act, including, for example, rule 0-2 thereunder.

Concerning your risk factor disclosure on investment company status in the registration statement, please consider revising that disclosure to include a more robust discussion of the Company’s reliance on applicable exclusion from investment company status.

Additionally, please consider reframing the risk factor disclosure in the context of a plain English analysis as to investment company status rather than beliefs. Further, please consider expanding your disclosure on the specific consequences to the Company should it be deemed an investment company.

As a preliminary comment, we would like to note that in our prior responses to the Commission we believe we have demonstrated that the Company is not an “investment company” as defined in the Investment Company Act of 1940 (the “ICA”), and therefore is not subject to regulation under the ICA.  As a result, the determination of whether the Company may rely on the exception from regulation under Rule 3a-8 and/or the self-executing exclusion from investment company status under Section 3(b)(1) of the ICA is not determinative of the issue under consideration.  Although the Company, if it were an “investment company” as defined in the ICA, could rely on the exclusions under Rule 3a-8 and Section 3(b)(1), such reliance is not necessary.

The Company is not an “Investment Company” Under Section 3(a)(1)

Before addressing Rule 3a-8 and Section 3(b)(1), we would like to restate the analysis we believe renders discussion regarding Rule 3a-8 and Section 3(b)(1) moot.  Section 3(a)(1) of the ICA provides the definition of “investment company”.  This includes companies that are “engaged primarily … in the business of investing … in securities”. (ICA, Section 3(a)(1)(A)).  It also includes companies that are “engaged … in the business of investing, reinvesting, owning, holding, or trading in securities, and owns … investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets …”. (ICA, Section 3(a)(1)(C) (emphasis added)).  Plainly interpreted, this means a company is not an “investment company” unless it either (i) is engaged primarily in the business of investing in securities, or (ii) is engaged in the business of investing, holding or trading securities, and owns investment securities with a value in excess of 40% of its total assets.  Dispositive of the issue is what it means to be “primarily” or otherwise “engaged in the business” of investing, holding or trading in “investment securities.”

In your Request No. 12 dated March 26, 2019, you sought information concerning whether the shares of Medical Marijuana, Inc. common stock held by the Company (the “MJNA Stock”) constitute “investment securities” and whether the value of the MJNA Stock exceeds 40% of the Company’s assets.  As cited above, such calculation is necessary only if it is first determined that the Company is “engaged in the business” of investing or trading in, or holding securities.

The “inadvertent investment company” typically is created by an operating company making a decision to engage in hedging transactions or make venture investments complimentary to its own business model.  Unlike in that typical scenario, here, the Company did not make an investment decision.  To the contrary, the Company acquired the MJNA Stock in settlement of legal claims in private litigation. Rather than pursuing costly litigation to obtain a judgment that would be difficult to collect against such third party, the Company agreed to accept the MJNA Stock in compromise of its claims.  Because the Company acquired the MJNA Stock not in the course of business, and not as an investment, but rather in settlement of private litigation with a third party, the Company cannot be deemed “engaged in the business” of investing in or holding securities.  For this reason, the Company is not an “investment company” and therefore not regulated by the ICA.

As a result, we believe the requested analysis and inquiry regarding exceptions from regulation and exclusions from investment company status are not necessary to determine that the Company is not a regulated investment company.

Securities and Exchange Commission

June 17, 2019

If the Company Were an “Investment Company”, it Could Avail Itself of Rule 3a-8

As previously indicated by the Commission, “R&D companies … may enter into strategic alliances for joint research and development that include the purchase of non-controlling investments in their partners.” (Final Rule, Certain Research and Development Companies (Release No. IC-26077)) (the “R&D Release”).  First, the R&D Release solidifies the Company’s position that it is not an investment company as defined under Section 3(a)(1).  The R&D Release provides relief for companies, such as those described above, which make investments in securities as part of their normal course of business.  As indicated above, the circumstances under which the Company acquired the MJNA Stock are dispositively distinct.

Nonetheless, the R&D Release provides relief for companies that meet certain criteria. You have asked for clarification on how the Company fully meets the requirements in Rule 3a-8(a)(4), (a)(6)(iv) and (a)(7).  First, the MJNA Stock constitutes a capital preservation investment, as contemplated by subsection (a)(4).1  As set forth in the R&D Release, a “capital preservation investment” is one that is “liquid so that [it] can be readily sold to support” the company’s operations.  As has previously been demonstrated, the MJNA Stock is highly liquid, trading on the average 8.7 million shares per day (~$500,000 - $700,000 in daily trading value).  The liquidity of the MJNA Stock is further demonstrated by the Company’s previous sales to support its operational capital needs.  As indicated in our response to your Request No. 12 dated March 26, 2019, since September 30, 2018 the Company has sold and divested more than half of the MJNA Stock.

You have also asked for support that the MJNA Stock presents limited credit risk, as described in the R&D Release.  The concept of credit risk as presented in the R&D Release relates to an R&D company’s investments in “collaborative research and development arrangements”, and ensuring that such value-add investments do not have undue risk of default – to be sure, credit risk is defined as the likelihood of a borrower’s default on obligations.  Put another way, the R&D company must not make collaborative investments with parties posing a default risk in order to rely on Rule 3a-8.  What the R&D Release’s reference to “limited credit risk” does not mean is the volatility of a publicly-traded, highly-liquid stock acquired by a company in settlement of litigation claims with a party other than the issuer.  If, however, you determine that is the analysis that must apply, then credit risk must be measured against the investment made by the Company in the MJNA Stock.  Unlike a collaborative investment made by an operating company, the Company expends no time or resources in connection with the MJNA Stock asset (other than directing the liquidation of the stock).  It invested no cash, and avoided the expenditure of time and cash in continuing to pursue the litigation.  As a result, the MJNA Stock poses no credit risk.

Subsection (a)(6)(iv) requires that an R&D company must have evidence of a business other than investing in securities through resolutions of its board of directors “or comparable documents.”  The Company, since its inception, has entered into transactions including important licensing and other agreements pursuant to its business plan as fully set forth in the Registration Statement.  As is standard corporate governance, the Company’s board has approved those transactions as evidenced by minutes of convened meetings or unanimous written consents.

Subsection (a)(7) requires that the board of directors have a written investment policy.  As thoroughly described in our May 23, 2019 response to Request No. 9, the Company’s board of directors has formally adopted a written investment policy with respect to the MJNA Stock.  The liquidation plan detailed in the investment policy enhances investor protection by providing for an orderly liquidation in a manner not to depress the stock price and a regular and routine liquidation in order to make cash available for operations.

_____________

1 Please note that because Rule 3a-8 is meant to except from regulation under the ICA companies that make investments in securities, reliance on Rule 3a-8 necessarily requires that a company fall within the definition of “investment company” under Section 3(a)(1).  In this case, the Company did not invest in the MJNA Stock but rather received the stock in exchange for settlement of private litigation claims.  As such, characterization of the MJNA Stock as an investment is erroneous.  This analysis assumes, solely for purposes of responding to your specific inquiry, that an “investment” was made by the Company as contemplated by Rule 3a-8.

Securities and Exchange Commission

June 17, 2019

If the Company Were an “Investment Company”, it Could Avail Itself of Section 3(b)(1)

As previously described in our April 9, 2019 response to your Request No. 12, and our May 23, 2019 response to your Request No. 9, if the Company were an investment company under the ICA, it would be excluded from the definition of an investment company under Section 3(b)(1).  In your comment, you indicate:

“[a]s we continue to consider your analysis of section 3(b)(1), please include additional detail as to the Company’s assessment of MJNA’s liquidity and treatment as a capital preservation investment.”

These concepts (liquidity and whether the MJNA Stock is a “capital preservation investment”) are relevant under the Rule 3a-8 analysis, addressed above.  We do not believe these concepts are relevant to the Section 3(b)(1) analysis.

Finally, the Company has no intention at this point to pursue an order pursuant to Section 3(b)(2).  As set forth herein, we believe it is conclusive and clear that the Company is not an “investment company”, as defined in Section 3(a)(1) of the ICA.  Even if the Company were an investment company under Section 3(a)(1), the Company could first rely on the Section 3(b)(1) exclusion and secondarily rely on the Rule 3a-8 exemption.  What we hope to have made clear is that the Company’s ability to rely on Section 3(a)(1) and/or Rule 3a-8 is not required to avoid registration under the ICA.

***

Please direct any questions regarding the Company’s responses or Amendment No. 5 to me at (619) 515-3221 or john.cleary@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/S/ John P. Cleary

John P. Cleary

cc: Dean Petkanas, Kannalife, Inc.

Mark Corrao, Kannalife, Inc.